Exhibit 12.1

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands, except ratios)

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Earnings:

Income (loss) before discontinued operations, equity in earnings and noncontrolling interests	$54,772	$65,387	$(13,881)	$68,098	$144,819	$179,637	$267,160
Fixed charges less capitalized interest and preferred dividends	219,408	215,847	294,051	313,209	287,884	257,067	210,914
Distributed income of equity investees	3,554	8,175	12,665	15,661	9,450	12,285	7,492
Equity in losses of equity investees for which charges arise from guarantees	(1,130)	-	-	-	-	-	(1,020)
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(2,971)	(3,570)	(4,901)	(3,886)	(5,278)	(4,205)	(3,700)

Total earnings	$273,633	$285,839	$287,934	$393,082	$436,875	$444,784	$480,846

Combined fixed charges (1):
Interest expense (2)	$219,408	$215,847	$294,051	$313,209	$287,884	$257,067	$210,914
Capitalized interest	2,304	7,037	7,327	19,555	19,410	15,992	10,184
Preferred dividends (3)	38,199	31,877	42,555	42,082	34,038	30,568	30,568

Total combined fixed charges	$259,911	$254,761	$343,933	$374,846	$341,332	$303,627	$251,666

Ratio of earnings to combined fixed charges(4)	1.05	1.12	-	1.05	1.28	1.46	1.91

(1)	The interest portion of rental expense is not calculated because the rental expense of the company is not significant.
(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.
(3)	Includes preferred distributions to the Company's partner in CW Joint Venture, LLC.
(4)	Total earnings for the year ended December 31, 2009 were inadequate to cover combined fixed charges by $55,999.